February 7, 2012

John Hartz

Senior Assistant

Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Fuwei Films (Holdings) Co., Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed March 25, 2011
Form 20-F/A for the Year Ended December 31, 2010
Filed December 2, 2011
File No. 1-33176

Dear Mr. Hartz:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) hereby provides responses (the “Response Letter”) to comments issued in a letter dated January 23, 2012 (the “Staff Letter”) regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) filed on March 25, 2011 and Form 20-F/A for the Year Ended December 31, 2010 filed on December 2, 2011. The discussion below reflects our responses to the Staff Letter and is presented in the order of the numbered comments in the Staff Letter.

Form 20-F for the Year Ended December 31, 2010

Item 15. Controls and Procedures, page 77

1.	We note your response to comment two from our letter dated December 23, 2011. You indicated that your Manager and Assistant to the Manager are the individuals primarily responsible for preparing and supervising the preparation of your financial statements. Your Chief Executive Officer and Chief Financial Officer are responsible for reviewing the financial statements prepared in accordance with U.S. GAAP and evaluating the effectiveness of your internal control over financial reporting. In this regard, we note that all of those listed above do not appear to have appropriate experience concerning U.S. GAAP.

In addition, based on this information, it does not appear that your Manager or Assistance to the Manager have appropriate U.S. GAAP experience.

Accordingly, we believe that your lack of U.S. GAAP experience appears to constitute a material weakness and thus your internal controls over financial reporting would appear to be ineffective. Please revise your conclusion on internal control over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Refer to Item 308 of Regulation S-K.

COMPANY RESPONSE: The Company notes the Staff’s belief and the basis on which this belief was formed. In addition to the information previously provided regarding the qualifications of the specific individuals identified by the Staff, the Company hereby supplements the information previously supplied as follows:

•	As disclosed in the Annual Report on Form 20-F filed on April 14, 2008, in 2007 we conducted training in U.S. GAAP of certain of our financial personnel, although in the intervening years there has been attrition in our financing department.
•	During the years 2007 and 2008, our CFO was Ms. Cindy Lu, a former employee at GE Capital and Sargent & Lundy with an MBA and extensive experience with U.S. GAAP.
•	We retained Tullius Taylor Sartain & Sartain, a public accounting firm registered with the PCAOB and based in Tulsa City, Oklahoma and Beijing Yongtuo Cost Engineering Consultants Co., Ltd. in 2007 as our consultants for purposes of the Sarbanes-Oxley Act Section 404 compliance, which helped us develop the existing system of internal controls in accordance with U.S. GAAP and the COSO standards, conducted trial, evaluation and provided advice for improvement. To the best of our knowledge, our current internal control over financial reporting is effective and has been strictly complied with from its establishment.

•	Our former financial reporting employee (who resigned from Fuwei Films in late October 2011) – Ms Xinrong Zhai has good understanding of and experience in U.S GAAP. She attended trainings related to the Uniform CPA Examination from March to August 2009 in Beijing and also sat up for the exam in the US in February and November 2010. She also attended a training seminar hosted by Association of U.S. Listed Chinese Companies for accounting and reporting update for US listed companies in December 2009 which covered topics such as Reporting under the 1934 Act, GAAP for Public Companies, Audit Requirements, Audit Compliance & PCAOB Standards, SEC Corp Fin Overview, IFRS & the SEC.
•	We always attach great importance to the trainings of our financial reporting staff and are committed to it in the future.

Based on the facts set forth above, and in view of lack of matters requiring restatement or substantive correction in the time since the Company commenced reporting its results in U.S. GAAP, we respectfully request the Staff reconsider its conclusion that the Company “lacks U.S. GAAP experience” based on the qualifications of the identified individuals and that this lack constitutes “a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected and corrected on a timely basis” (SAS 115).

Sincerely,

Xiuyong Zhang
Chief Financial Officer

CC: Mitchell S. Nussbaum, Esq.